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[CAMPBELL RESOURCES INC. LOGO]


                                  PRESS RELEASE
                              For immediate release

          CAMPBELL RESOURCES INC. ENTERS INTO AN AGREEMENT WITH ROCMEC


MONTREAL, APRIL 8, 2003 - CAMPBELL RESOURCES INC. (TSX: CCH; OTCBB: CBLRF), announces that it has entered into an agreement with Rocmec International Inc. ("Rocmec") under which Campbell and Rocmec will introduce, in the 3rd quarter of 2003, extraction of ore by thermal fragmentation technology at the Joe Mann Mine, located near Chibougamau, Quebec.

The agreement covers the extraction of 30,000 tons of ore and can be renewed by mutual agreement. The entering into this agreement follows successful completion of a pilot-project, undertaken on surface in the fall of 2002. Under the pilot-project, 600 tons of ore were extracted from a gold vein extending from the main deposit.

Introduction of the thermal fragmentation method to the underground operations of the Joe Mann Mine will begin in a section of the mine which has already been mined but where narrow gold bearing veins remain, that cannot be mined by traditional methods. This new method could result in an increase in mineral reserves and resources as well as a substantial reduction in the average production cost per ounce.

The thermal fragmentation method consists of drilling vertical holes, 5.75 inches in diameter and as deep as 20 metres. The drillings follow the mineralization, at regular intervals, the intervals being determined by the width of the area to be mined. A burner circulates in each hole, creating a thermal shock phenomenon, causing the rock to shatter. The process produces a granular material of up to 1/4 inch which is recovered by a vacuum system. The material is then stored in closed containers which are transported to the mill for treatment.

The Joe Mann Mine is currently in operation and is expected to produce 54,000 ounces of gold in 2003. During the first quarter of 2003, 49,011 tons of ore from the Joe Mann Mine have been treated at the Campbell mill yielding 11,370 ounces of gold, 201,052 pounds of copper and 4,821 ounces of silver.

Production by thermal fragmentation could contribute to an increase in production and, depending on results of this initial program, could eventually be introduced in other areas of the mine.

Campbell Resources is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.
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Certain information contained in this release contains "Forward-Looking
Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2001. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.

Andre Fortier, President and Chief Executive Officer
Tel.: 514-875-9037
Fax: 514-875-9764
afortier@campbellresources.com

RENMARK FINANCIAL COMMUNICATIONS INC.
Henri Perron, hperron@renmarkfinancial.com
John Boidman, jboidman@renmarkfinancial.com
Media : Dominic Sicotte : dsicotte@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com

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